Exhibit A:

Mr. Bansal also directly owns an employee stock option to purchase 20,000 shares of Class A Common Stock with (i) exercise price of $20.69 per share, (ii) all such shares vesting on 02/08/2008 and (iii) expiration on 02/08/2013.

Mr. Bansal also directly owns 40,662 shares of Class B Common Stock.

Mr. Bansal also indirectly owns 280,000 shares of Class B Common Stock, which shares are owned directly by Shangri-La LLC, of which Mr. Bansal is the sole member.

Shares of Class B Common Stock are convertible immediately upon receipt into shares of Class A Common Stock on a 1-for-1 basis and have no expiration date.